SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of September 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press release dated September 25, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION


             CGI provides guidance for fiscal 2003

Montreal,September 25, 2002 - CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today issued revenue and earnings guidance for its fiscal year ending September 30, 2003, following yesterday's approval by the board of directors of its operating and budget plan for the coming year. Based on what is known today about market conditions and demand for IT and Business Process Services outsourcing, CGI expects base revenue for its 2003 fiscal year to be between CDN$2.4 and CDN$2.6 billion and net earnings per share to be in the range of CDN$0.43 to CDN$0.47. This guidance excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenues.

"We believe that CGI is well positioned to continue growing and that the current environment is favorable to us in a number of ways," said Serge Godin, chairman and CEO of CGI. "CGI generates a significant proportion of its revenue from Canada, where market conditions remain stable. Our outsourcing clients, which represent approximately 70% of total revenue, feed demand for additional systems integration and consulting services. A significant proportion of our SI&C work is with various government entities, a market where demand has remained solid. Going forward, CGI will continue to excel in all markets in Canada. In the US and Europe, we will continue to focus on the middle market, where demand is strong and companies continue to sign IT or BPS outsourcing contracts valued between $25 and $200 million per year."

CGI will issue its audited financial results for fiscal 2002 on Tuesday, November 5, 2002, before the markets open.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue and earnings are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.


                             -30-

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CGI GROUP INC.
                                          (Registrant)


Date: September 25, 2002              By /s/ Paule Dore
                                        Name:  Paule Dore
                                        Title: Executive Vice-President
                                               and Chief Corporate Officer
                                               and Secretary